Mail Stop 3561

May 19, 2009

VIA FACSIMILE AND U.S. MAIL

David L. Donlin
Assistant General Counsel
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

> **Re:** **Target Corporation**
> **Soliciting Materials on Schedule 14A**
> **Filed May 11, 2009**
> **File No. 001-06049**

Dear Mr. Donlin:

We have reviewed your letter dated April 20, 2009 and related filings and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to comment 6 of our letter dated April 2, 2009, in which we reminded you of your obligation to file all written soliciting materials under the cover of Schedule 14A. Please tell us whether any of your participants or advisors provided assistance to Irwin L. Jacobs in connection with the opinion article by Mr. Jacobs published in the Minneapolis – St. Paul, Minnesota *Star Tribune* on April 21, 2009.

Soliciting Materials Filed on May 11, 2009 (Slide Presentation)

2. Please refer to comment 6 of our letter dated April 17, 2009 and provide us on a supplemental basis with support for the following items in your slide presentation filed on May 11, 2009:
    *   The quoted language appearing on slides 11-13, 17, 34 and 29;
    *   The claim on slide 36 that Pershing Square's raising the board-size issue contributed to shareholder confusion;
    *   The last bullet point on slide 38, claiming that Mr. Ackman has criticized Target's management; and
    *   The second bullet point on slide 41, claiming that Target's board is "recognized as a first-class steward of shareholder value and the leader of an outstanding corporate citizen[.]"

                                    *   *   *

        Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions. You may also contact Mellissa Campbell Duru, Special Counsel, in the Office of Mergers & Acquisitions at (202) 551-3757 with any questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Philip S. Garon
        Faegre & Benson LLP
        Facsimile No. (612) 766-1600